Contacts:
Ran Gurit, Controller           Jeffrey Corbin / Lee Roth / (Investor Relations)
Orckit Communications           KCSA Worldwide
Tel: + 972 3 694 5383           (212) 896-1214/(212) 896-1209/(212) 896-1205
rang@orckit.com                 jcorbin@kcsa.com / lroth@kcsa.com



                  Orckit Announces 2008 Annual General Meeting

         TEL AVIV, Israel, May 29, 2008 -- Orckit Communications Ltd. (Nasdaq:
ORCT) today announced that its Annual General Meeting of Shareholders will be held on Thursday, July 3, 2008 at 3:00 p.m. Israel time, at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel. The record date for the meeting is June 3, 2008. Proxy statements describing the various matters on the agenda and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by the mail to the Company's shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via DTC members.

         The agenda of the meeting is as follows:

         (1) election of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil as directors;

         (2) election of Yair Shamir, Moshe Nir and Amiram Levinberg as outside directors;

         (3)   approval of compensation to our independent directors;

         (4) approval of the grant to Eric Paneth and Izhak Tamir of share options with vesting contingent upon the Company's generating significant revenues or undergoing a change of control;

         (5) to approve Eric Paneth to serve as both our Chairman of the Board and Chief Executive Officer for a period of up to three years;

         (6) reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as our independent auditors; and

         (7) consideration of our audited financial statements for the year ended December 31, 2007.


Item 1 requires approval of 66-2/3% of the shares voted on the matter. Item 2 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least one-third of the shares of non-controlling shareholders are voted in favor of the election of each external director or (ii) the total number of shares of non-controlling shareholders voted against the election of such external director does not exceed one percent of the outstanding voting power in the Company. Item 3 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, and the approval of the share options for the outside directors also requires that either (i) at least one-third of the shares of non-controlling shareholders are voted in favor or (ii) the total number of shares of non-controlling shareholders voted against does not exceed one percent of the outstanding voting power in the Company. Items 4 and 6 require the approval of a simple majority of the shares voted on the matter.
Item 5 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least two-thirds of the shares of non-controlling shareholders are voted in favor of the resolution or (ii) the total number of shares of non-controlling shareholders voted against the resolution does not exceed one percent of the outstanding voting power in the Company. Item 7 will not involve a vote of the shareholders.


About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Our products include Corrigent's CM product line of metro optical transport solutions, based on RPR and MPLS technologies, delivering packet transmission services in the metro area. For more information on Orckit see www.orckit.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.